

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

<u>Via E-mail</u>
Cao Lei
President and Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

   Re: Sino-Global Shipping America, Ltd.
     Preliminary Proxy Statement on Schedule 14A
     Filed March 14, 2013
     File No. 001-34024

Dear Mr. Lei:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Max A. Webb

         Max A. Webb
         Assistant Director

cc: <u>via e-mail</u>
   Anthony W. Basch, Esq.